Exhibit (a)(5)(ii)

Jazz Pharmaceuticals Announces Expiration of HSR Waiting Period for Proposed

Celator Pharmaceuticals, Inc. Acquisition

DUBLIN, June 27, 2016 /PRNewswire/ — Jazz Pharmaceuticals plc (Nasdaq: JAZZ) announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), with respect to its proposed acquisition of Celator Pharmaceuticals, Inc. (“Celator”; Nasdaq: CPXX) expired effective June 24, 2016, at 11:59 p.m. (Eastern Daylight Time).

As previously announced on May 31, 2016, Jazz Pharmaceuticals and Celator entered into a definitive merger agreement under which Jazz Pharmaceuticals has commenced a tender offer for all of the outstanding shares of Celator at $30.25 per share in cash, representing total consideration of approximately $1.5 billion. The expiration of the HSR waiting period satisfies one of the conditions required to consummate the tender offer. The closing of the tender offer remains subject to other customary conditions, including the tender of a majority of the outstanding shares of Celator common stock.

The tender offer and withdrawal rights will expire at one minute following 11:59 p.m., New York City Time, on July 11, 2016, unless the tender offer is extended or terminated earlier in accordance with the terms of the definitive merger agreement. The Offer to Purchase dated June 10, 2016, relating to the tender offer has been filed with the United States Securities and Exchange Commission (“SEC”) and can be viewed online, along with any amendments thereto, at www.sec.gov.

About Jazz Pharmaceuticals

Jazz Pharmaceuticals plc (Nasdaq: JAZZ) is an international biopharmaceutical company focused on improving patients’ lives by identifying, developing and commercializing meaningful products that address unmet medical needs. The company has a diverse portfolio of products and product candidates, with a focus in the areas of sleep and hematology/oncology. In these areas, Jazz Pharmaceuticals markets Xyrem® (sodium oxybate) oral solution, Erwinaze® (asparaginase Erwinia chrysanthemi) and Defitelio® (defibrotide sodium) in the U.S. and markets Erwinase® and Defitelio® (defibrotide) in countries outside the U.S. For more information, please visit www.jazzpharmaceuticals.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the tender offer for Celator common stock and other statements that are not historical facts. These forward-looking statements are based on the company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Jazz Pharmaceuticals’ ability to complete the tender offer on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of closing conditions; whether sufficient Celator stockholders tender their shares; the outcome of legal proceedings that may be instituted against the companies and/or others relating to the acquisition; and those other risks detailed under the caption “Risk Factors” and elsewhere in Jazz Pharmaceuticals’ SEC filings and reports, including in Jazz Pharmaceuticals’ Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, which is filed with the SEC, and future filings and reports by the company. Jazz Pharmaceuticals undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

Contacts

Investors:	Media:
Kathee Littrell	Laurie Hurley
Vice President, Investor Relations	Vice President, Corporate Affairs
Ireland, +353 1 634 7887	Ireland, +353 1 634 7894
U.S., +1 650 496 2717	U.S., +1 650 496 2796